H&Q LIFE SCIENCES INVESTORS

2 LIBERTY SQUARE, 9TH FLOOR

BOSTON, MA 02109

MAY 28, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0504

Attention: Ms. Stephanie D. Hui, Division of Investment Management

Re:	H&Q Life Sciences Investors
SEC File Numbers: 333-195326 and 811-06565

Dear Ms. Hui:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), H&Q Life Sciences Investors, a Massachusetts business trust (the “Fund”), hereby respectfully requests acceleration of the effective date of its Registration Statement on Form N-2 (File Nos. 333-195326 and 811-06565) so that such Registration Statement may be declared effective on May 28, 2014 or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 under the Securities Act and the other applicable provisions of the Securities Act and the rules thereunder.

Very truly yours,

H&Q Life Sciences Investors

By:	/s/ Daniel R. Omstead
Name:	Daniel R. Omstead
Title:	President